UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

(Commission File Number)	(Exact Name of Registrant as Specified in Its Charter) (Address of Principal Executive Offices) (Zip Code)	(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
1-9516	ICAHN ENTERPRISES L.P.	Delaware	13-3398766
767 Fifth Avenue, Suite 4700 New York, NY 10153

333-118021-01	ICAHN ENTERPRISES HOLDINGS L.P.	Delaware	13-3398767
767 Fifth Avenue, Suite 4700 New York, NY 10153

Peter Reck: (212) 702-4300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report on Form SD (“Form SD”) of Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”) and their consolidated subsidiaries has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") for the reporting period of January 1, 2017 to December 31, 2017. In this Form SD, “the Company,” “we” and “our” refers to Icahn Enterprises and Icahn Enterprises Holdings and their subsidiaries.

We are a diversified holding company owning subsidiaries currently engaged in the following continuing operating businesses: Investment, Automotive, Energy, Railcar, Gaming, Metals, Mining, Food Packaging, Real Estate and Home Fashion. We conduct our business principally through our consolidated subsidiaries. For more information regarding our business, see Part I of the Company’s most recent Annual Report on Form 10-K, which can be publicly accessed at www.ielp.com.

We conducted an analysis of our consolidated operating subsidiaries and identified two such subsidiaries - Federal-Mogul LLC (“Federal-Mogul”) and American Railcar Industries, Inc. (“ARI”) - whose operations involve Conflict Minerals. Our subsidiaries operate and are managed on a decentralized basis and as such, each subsidiary performed separate procedures with respect to our conflict minerals reporting requirements. Accordingly, separate Conflict Minerals Reports (“CMR”) with respect to Federal-Mogul's and ARI's businesses have been prepared and are attached to this Form SD as separate exhibits, and which are publicly available at www.ielp.com.

Item 1.02 Exhibit.

Conflict Minerals Reports with respect to Federal-Mogul's and ARI's separate businesses are filed as Exhibits 1.01.1 and 1.01.2, respectively, hereto.

Section 2 - Exhibits

Item 2.01   Exhibits.

1.01.1 -  Conflict Minerals Report (Federal-Mogul)

1.01.2 -  Conflict Minerals Report (ARI)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ICAHN ENTERPRISES L.P.
(Registrant)

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Peter Reck
Peter Reck
Chief Accounting Officer

Date:   May 31, 2018

ICAHN ENTERPRISES HOLDINGS L.P.
(Registrant)

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Peter Reck
Peter Reck
Chief Accounting Officer

Date:   May 31, 2018